Bay Bridge Food & Produce Company

3550 S. Harlan St. 284

Denver, Colorado 80235

March 3, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Amendment No. 5 to Registration Statement on Form S-1/A
Filed January 24, 2014

Ladies and Gentlemen:

On behalf of  Bay Bridge Food and Produce Company, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No.6 to the captioned Registration Statement on Form S-1, (the “Amendment”), for the registration of 500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated February 7, 2014.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the original filing and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.   The Staff’s comments are in plain type.  Our answers are in bold.

Summary Information About Bay Bridge, page 7

Power Industry, page 8

1.

We note your response to prior comment 1. Please clarify in the opening paragraphs of this section that power generation is an aspirational goal, that there are significant challenges and uncertainties you face in implementing this component of your business plan, and, if true, that there is a significant risk you will determine to purchase power from third parties.

We agree with the Staff and we have changed the disclosure outlining that there is considerable question as to our ability to generate power.

Plan of Distribution, page 22

2.

We note your response to prior comment 3; however, we are unable to locate your revised disclosure. Please include a complete plan of distribution. In this regard, please:

•

Describe the procedures for subscribing in this offering;

•

Disclose under what circumstances you reserve the right to terminate the offering other than because of expiration of the offering period;

•

Disclose that this is a self-underwritten offering and explain the implications of this to prospective investors;

•

Disclose the basis for your sole officer and director’s exemption under Exchange Act Rule 3a4-1; and

•

Disclose, if true, that the common stock to be offered will be sold in $50 increments.

Please consider as a starting point the disclosure previously included in the first four paragraphs of the Plan of Distribution section in the Form S-1 filed March 28, 2013. To the extent you believe any of the above do not apply to this offering, please explain why in your response letter and revise for consistency with your disclosure elsewhere in the prospectus and in the exhibits to the registration statement.

We agree with the Staff.  We have changed the Plan of Distribution to reflect that the offering is self-underwritten.  We believe that all of the points mentioned by the Staff are valid and have addressed them.

Exhibit 23.1

3.

Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We agree with the Staff and are maintaining manually signed consents.

4.

In addition, please ensure that the auditor’s report date, as disclosed in the text of the consent filed as Exhibit 23.1, is consistent with the auditor’s report date on page F-2.

We agree with the Staff and have included the current consent in this filing.

Exhibit 99.1

5.

We note your response to prior comment 7. However, the inappropriate representation in paragraph 4(g) of the subscription agreement still appears in the subscription agreement as refiled. Please remove paragraph 4(g) from the subscription agreement and refile as an exhibit.

We agree with the Staff and have changed the Subscription Purchase Agreement as requested.

/s/ Andrew Duke

Andrew Duke

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer